Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

Novemeber 15, 2007

01//	Barclays - iPath
Commodities - November

11 Commodity iPath ETNs: Narrow your focus or go broad.

Get the iPath ETN Commodities Kit from Barclays.

With commodity iPath® ETNs, you can narrow your focus or go broad in one trade.

Commodity iPath Exchange Traded Notes (ETNs) from Barclays give you access to sub-indexes and broad-based indexes. That means you can refine your commodities concentrations or go broad in one easy trade.

These iPath ETNs also offer your clients tax[1] and cost efficiency[2], trading flexibility, and daily exchange liquidity:

•        New iPath® Dow Jones—AlG Agriculture Total Return Sub-IndexSM ETN (JJA)

•        New iPath® Dow Jones—AlG Energy Total Return Sub-IndexSM ETN (JJE)

•        New iPath® Dow Jones— AlG Grains Total Return Sub-IndexSM ETN (JJG)

•        New iPath® Dew Jones—AlG Industrial Metals Total Return Sub-IndexSM ETN (JJM)

•        New iPath® Dow Jones—AlG Livestock Total Return Sub-IndexSM ETN (COW)

•        New iPath® Dow Jones—AlG Copper Total Return Sub-IndexSM ETN (JJC)

•        New iPath® Dow Jones—AlG Natural Gas Total Return Sut-lndexSM ETN (GAZ)

•        New iPath® Dow Jones—AlG Nickel Total Return Sut-lndexSM ETN (JJN)

•        iPath® Dow Jones—AlG Commodity Index Total ReturnSM ETN (DJP)

•        iPath® SSP GSCI™ Total Return index ETN (GSP)

•        iPath® SSP GSCI™ Crude Oil Total Retum Index ETN (OIL)

Get the info on iPath ETNs from Barclays Get the iPath ETN Commodities Kit

Don’t let a good idea get away. For more information on commodity iPath ETNs call 1-877-76-iPATH or visit www.iPathETN.com.

1Buying and selling iPath ETNs will result in brokerage commissions, The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the US federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

2iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors.

An investment in iPath ETNs involves risks, including possible- loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other document Barclays Bank PLC has filed with the SEC for more complete information about the user and this offering. You may get these documents for free by visiting: www.iPathETN.com or EDGAR on the SEC website at www.sec.gov Alternately, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH. or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors. N A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities” are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

BGINA and its affiliates, and BGI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and can not be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices; changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on nickel or copper, which are industrial metals, may be subject to a number of additional factors specific to industrial metals that might cause price volatility. These include changes in the level of industrial activity using industrial metals {including the availability of substitutes such as man-made or synthetic substitutes): disruptions in the supply chain, from mining to storage to smelling or refining; adjustments to inventory; variations in production coats, including storage, labor and energy costs: costs associated with regulatory compliance, including environmental regulations; and changes industrial, government and consumer demand both individual consuming nations and internationally. Index components concentrated in futures contracts on agricultural products, including grains, may be subject to a number of additional factors specific to agricultural products that might cause price volatility. These include weather conditions, including flood, drought and freezing conditions: changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries.

“Standard & Poor’s®”, “S&P®”, “GSCI®”, “S&P GSCI™”, “S&P GSCI™ Index”, S&P GSCI™ Total Return Index”, “S&P GSCI™ Crude Oil Total Return Index” and “S&P GSCI™ Commodity Index” are trademarks or service marks of The McGraw-Hill Companies Inc. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The S&P GSCI™ Index, the S&P GSCI™ Total Return Index, the S&P GSCI™ Crude Oil Total Return Index and S&P GSCI™ Commodity Index are not owned, endorsed or approved by or associated with Goldman Sachs &. Co. or its affiliated companies. The Securities are not sponsored, endorsed, sold or promoted by Standard &. Poor’s a division of the McGraw-Hill Companies. Inc. or any of its affiliates (‘Standard & Poor’s”) Standard & Poor’s does not make any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCI™ Index or any of its sub indexes to track general commodity market performance.

“Dow Jones®,” “AIG®,” “Dow Jones-AIG Commodity IndexSM,” “DJAIGCSM,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “Dow Jones-AIG Agriculture Total Return Sub-IndexSM,” “Dow Jones-AIG Copper Total Return Sub-lndexSM,” “Dow Jones-AIG Energy Total Return Sub-IndexSM “Dow Jones-AIG Grains Total Return Sub-IndexSM,” “Dow Jones-AIG Industrial Metals Total Return Sub-IndexSM”, “Dow Jones-AIG Livestock Total Return Sub-lndexSM”, “Dow Jones-AIG Natural Gas Total Relurn Sub-IndexSM” and “Dow Jones-AIG Nickel Total Return Sub-IndexSM” are registered trademarks or servicemarks of Dow Jones & Company. Inc. ‘Dow Jones’), and American International Group, Inc. (“AlG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities The Securities baked on the Dow Jones-AIG Commodity Index Total ReturnSM are not sponsored. endorsed, sold or promoted by Dow Jones, AlG Financial Products Cons. (“AIG-FP”), AlG or any of their respective subsidiaries or affiliates and none of Dow Jones. AIG-FP. AlG or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities

© 2007 BGINA All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with permission, of their respective owners. 5438-iP-1107

    •    Not FDIC Insured    •    No Bank Guarantee    •    May Lose Value

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